News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	October 21, 2019

Seabridge Defines New Gold-Copper Porphyry Target at Iskut

Drill program to test this target to commence next summer

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA). Geophysical surveys, geochemical sampling and detailed mapping were completed this summer at Seabridge's 100%-owned Iskut Project in northwestern British Columbia. This work has identified a large intrusive system at relatively shallow depth that is likely responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations within a geological environment remarkably similar to Seabridge's nearby KSM Project.

This year's objective was to define the geophysical limits and assess the geochemical and geological expression of a possible porphyry intrusive system which would account for the mineralization found at Quartz Rise. This work included 1.4 square kilometers of 3D IP surveys, 260-line kilometers of high resolution magnetic surveys and 184 surface geochemical samples.

Previous drilling at the Quartz Rise Lithocap focused on testing for high-grade epithermal precious metal occurrences associated with the uppermost portion of a porphyry mineral system. Results determined that the Quartz Rise Lithocap had been substantially eroded. However, a hydrothermal breccia (diatreme) discovered in 2018 was found to contain clasts of porphyry-style vein fragments which confirmed an underlying porphyry source for the lithocap. This breccia feature is enclosed by an IP chargeability anomaly coincident with a magnetic high, a porphyry geophysical signature (see illustrative cross section below).

Detailed work on the surface expression of the diatreme found that it plunges to the south toward the highest intensity chargeability anomaly and geochemical signature.  The geophysical footprint was therefore expanded to the south and southwest into an area where glacial erosion had exposed the system vertically to a depth of over 800 meters. Surface mapping and sampling of this vertical exposure found extensive gold and copper anomalies within favorable thermally altered wall rock. Several intrusions have been identified in association with this diatreme and these features have been dated to about 186 million years, the same age as our KSM deposits.

Seabridge Chairman and CEO Rudi Fronk commented: "We believe we have identified a new, high value target that can be explored cost-effectively. We acquired Iskut because we saw clear evidence of a large porphyry system which looked to be similar in age and geology to our KSM project 30 kilometers to the east. We have now refined the location of this porphyry target, confirmed the presence of gold and copper, established its age and determined that it is within reach of surface drilling. Our team is now developing an aggressive drill testing program that we plan to commence in the coming year."

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the hydrothermal breccia (diatreme) discovered in 2018 containing clasts of porphyry-style vein fragments being confirmation of an underlying porphyry source for the lithocap; (ii) the large intrusive system discovered at relatively shallow depth likely being responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations; (iii) the diatreme that was found plunging to the south toward the highest intensity chargeability anomaly and geochemical signature.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the Iskut Project do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by the Company from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the mineral reserves and mineral resources reported by the Company, as well as assumptions and risks relating to them appears on its website. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net